Exhibit 21.1

List of Subsidiaries of the Company

Intrexon CEU, Inc., a Delaware corporation.

Intrexon ABT, Inc., a Delaware corporation.

Intrexon AB, Co., a Delaware corporation.

AquaBounty Technologies, Inc., a Delaware corporation (approximately 54 percent ownership).

ZIOPHARM Oncology, Inc., a Delaware Corporation (approximately 16 percent ownership).

XON Cells, Inc., a Nevada corporation.

Intrexon Energy Partners, LLC, a Delaware limited liability company.

OvaXon, LLC, a Delaware limited liability company (50 percent ownership).

S & I Ophthalmic, LLC, a Delaware limited liability company (50 percent ownership).

Biological & Popular Culture, Inc., a Delaware corporation (51 percent ownership).

Intrexon Holdings, Inc., a Delaware corporation.

Intrexon Technologies Ireland Limited, an Irish private limited liability company